WNS Announces Departure of Senior Members of Management Team

NEW YORK and MUMBAI — 29 March, 2010 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced the departure of two senior members of its management team, Ramesh Shah and Anup Gupta, each of whom has decided to seek opportunities outside WNS.

Ramesh Shah, who had stepped down as Chairman of the Board in December 2009, has left WNS as of today, March 29, 2010. He has also resigned as a director of WNS (Holdings) Ltd. with effect from the same date. Gupta, formerly the Group Chief Operating Officer, has left WNS as of March 26, 2010.

“As we bid Ramesh and Anup farewell, we acknowledge their significant contributions over the years. We wish them the very best in their future endeavors,” said Keshav Murugesh, WNS Group Chief Executive Officer.

About WNS
WNS (Holdings) Limited [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited; and our ability to successfully consummate strategic acquisitions. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2009 filed with the U.S. Securities and Exchange Commission which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

CONTACT:
Investors:
Alan Katz
VP — Investor Relations
WNS (Holdings) Limited
+1 212 599-6960 ext. 241
ir@wns.com

Media:
Deborah Kops
Chief Marketing Officer
WNS (Holdings) Limited
+ 1 703 321-6526
deborah.kops@wns.com